UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.19)*

SOUTHERN UNION COMPANY
(Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE PER SHARE
(Title of Class of Securities)

84402810
(CUSIP Number)

DAVID J. LAVAN, ESQ.
FLEISCHMAN AND WALSH, L.L.P.
1919 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006
(202) 939-7963
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

GEORGE L. LINDEMANN
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2.	Check the Appropriate Box if a Member Of A Group
(a) [ ]
(b) [X]
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3.	SEC Use Only
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4.	Source of Funds

PF, AF
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5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). [ ]
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6.	Citizenship or Place Of Organization

U.S.
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Number of	7.	Sole Voting Power	3,813,814
Share Bene-	------------	------------------------------------------------	------------------------
ficially	8.	Shared Voting Power	0
Owned by each	------------	------------------------------------------------	------------------------
Reporting	9.	Sole Dispositive Power	3,813,814
Person With	------------	------------------------------------------------	------------------------
	10.	Shared Dispositive Power	0
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,526,912.44
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ]
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13.	Percent Of Class Represented By Amount In Row (11)

4.1%
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14.	Type Of Reporting Person

IN
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1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

FRAYDA B. LINDEMANN
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2.	Check the Appropriate Box if a Member Of A Group
(a) [ ]
(b) [X]
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3.	SEC Use Only
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4.	Source of Funds

PF, AF
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5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). [ ]
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6.	Citizenship or Place Of Organization

U.S.
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Number of	7.	Sole Voting Power	3,289,220
Share Bene-	------------	------------------------------------------------	------------------------
ficially	8.	Shared Voting Power	0
Owned by each	------------	------------------------------------------------	------------------------
Reporting	9.	Sole Dispositive Power	3,289,220
Person With	------------	------------------------------------------------	------------------------
	10.	Shared Dispositive Power	0
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,289,220
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ]
--------------------------------------------------------------------------------------------------------------------------------------
13.	Percent Of Class Represented By Amount In Row (11)

3.0%
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14.	Type Of Reporting Person

PN
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1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

ADAM M. LINDEMANN
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2.	Check the Appropriate Box if a Member Of A Group
(a) [ ]
(b) [X]
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3.	SEC Use Only
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4.	Source of Funds

PF, AF
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5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). [ ]
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6.	Citizenship or Place Of Organization

U.S.
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Number of	7.	Sole Voting Power	3,223,844
Share Bene-	------------	------------------------------------------------	------------------------
ficially	8.	Shared Voting Power	0
Owned by each	------------	------------------------------------------------	------------------------
Reporting	9.	Sole Dispositive Power	3,223,844
Person With	------------	------------------------------------------------	------------------------
	10.	Shared Dispositive Power	0
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,245,209.85
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ]
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13.	Percent Of Class Represented By Amount In Row (11)

2.9%
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14.	Type Of Reporting Person

IN
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The statement on Schedule 13D filed on December 26, 1991 and amended on January 24, 1992, February 20, 1992, March 6, 1992, May 8, 1992, May 19, 1992, June 29, 1992, July 8, 1992, September 23, 1992, October 25, 1993, January 11, 1994, March 24, 1994, November 4, 1994, February 6, 1997, January 13, 2000, April 19, 2000, August 15, 2000, May 5, 2005 and September 13, 2005 (collectively with this Amendment, the “Schedule 13D”), relating to the common stock, par value $1.00 per share (the “Common Stock”) of Southern Union Company, a Delaware corporation (the “Issuer”), by George L. Lindemann, Frayda B. Lindemann and Adam M. Lindemann is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration
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Item 3 of the Schedule 13D is hereby amended by adding the following:

On October 20, 2005, George L. Lindemann received a distribution of 476,000 shares of Common Stock from Activated Communications Limited Partnership ("Activated") in respect of Mr. Lindemann's capital account in Activated, a limited partnership in which Mr. Lindemann has an interest.

Item 5. Interest in Securities of the Issuer
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Item 5 of the Schedule 13D is hereby amended by deleting (a) through (c) and substituting the following:

(a)-(b) Reporting Persons

George L. Lindemann is the beneficial owner of 4,526,912.44 shares of Common Stock, which constitute approximately 4.1% of the outstanding shares of Common Stock. The 4,526,912.44 shares beneficially owned by Mr. Lindemann include:

•	23,758 vested shares held by the Issuer’s Savings Plan (401(k)) for the benefit of Mr. Lindemann;

•	72,832.44 vested shares held under the Issuer’s Supplemental Deferred Compensation Plan for the benefit of Mr. Lindemann; and

•
616,508 shares that Mr. Lindemann is entitled to purchase upon the exercise of options to acquire shares of Common Stock that are exercisable within sixty days of the date of this Amendment granted to him under the Issuer’s 1992 Long Term Stock Incentive Plan.

George L. Lindemann has the sole power to vote or direct the vote of 3,813,814 shares of Common Stock and sole power to dispose or direct the disposition of 3,813,814 shares of Common Stock.

Frayda B. Lindemann is the beneficial owner of 3,289,220 shares of Common Stock, which constitute approximately 3.0% of the outstanding shares of Common Stock.  Dr. Lindemann has the sole power to vote or direct the vote of 3,289,220 shares of Common Stock and sole power to dispose or direct the disposition of 3,289,220 shares of Common Stock.

Adam M. Lindemann is the beneficial owner of 3,245,209.85 shares of Common Stock, which constitute approximately 2.9% of the outstanding shares of Common Stock. The 3,245,209.85 shares of Common Stock owned beneficially by Adam M. Lindemann include:

•	17,165.85 vested shares held under the Issuer's Directors' Deferred Compensation Plan for the benefit of Mr. Lindemann; and

•	4,200 restricted shares awarded pursuant to the Issuer's Amended and Restated 2003 Stock and Incentive Plan.

Adam M. Lindemann has the sole power to vote or direct the vote of 3,223,844 shares of Common Stock and sole power to dispose or direct the disposition of 3,223,844 shares of Common Stock.

Disclaimer of Beneficial Ownership

Each Reporting Person disclaims beneficial ownership of the shares of Common Stock owned beneficially by the other Reporting Persons.

(c) On October 20, 2005, Activated distributed 476,000 shares of Common Stock to George L. Lindemann in respect of Mr. Lindemann's capital account in Activated, a limited partnership in which Mr. Lindemann holds an interest.  George L. Lindemann and Frayda B. Lindemann own, directly or indirectly, approximately 28.12% and 23.51%, respectively, of Activated.  On October 20, 2005, the price of Common Stock closed at $23.43 per share on the New York Stock Exchange.

Other than the transaction noted above, the Reporting Persons did not effect any transactions in the Common Stock since September 13, 2005, the date of the most recent filing of Schedule 13D.

SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2005

GEORGE L. LINDEMANN*
George L. Lindemann

FRAYDA B. LINDEMANN*
Frayda B. Lindemann

ADAM M. LINDEMANN*
Adam M. Lindemann

	*By:	/s/ David J. Lavan
David J. Lavan
Attorney-in-Fact